UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

               ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number 0-10436.


               L. B. Foster Company 401(k) and Profit Sharing Plan
--------------------------------------------------------------------------------
          (Full title of the plan and the address of plan, if different from that of the issuer named below)


                              L. B. FOSTER COMPANY
                                415 Holiday Drive
                              Pittsburgh, PA 15222
--------------------------------------------------------------------------------
               (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND OTHER
FINANCIAL INFORMATION

L.B.  Foster  Company 401(k) and Profit Sharing Plan
December 31, 2008 and 2007, and the Year Ended
December 31, 2008
With Report of Independent Registered Public Accounting
Firm

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                              Financial Statements
                         and Other Financial Information

                           December 31, 2008 and 2007,
                      and the Year Ended December 31, 2008



                                    Contents

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Other Financial Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Plan Administrator
L. B. Foster Company
401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company 401(k) and Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ Ernst & Young LLP


Pittsburgh, Pennsylvania
June 25, 2009

                            L. B. Foster Company
                       401(k) and Profit Sharing Plan

               Statements of Net Assets Available for Benefits

                                                            December 31
                                                         2008           2007
                                                      -----------   -----------
Assets
Investments, at fair value                            $34,699,901   $47,945,591
Participant loans                                         824,223       685,149
                                                      -----------   -----------
                                                       35,524,124    48,630,740

Receivables:
Employer                                                1,000,000     1,000,000
Other                                                           -        15,671
                                                      -----------   -----------
                                                        1,000,000     1,015,671
                                                      -----------   -----------

Net assets available for benefits, at fair value       36,524,124    49,646,411

Adjustment from fair value to contract value for
investments in fully benefit-responsive
investment contracts                                            -        13,768
                                                      -----------   -----------
Net assets available for benefits                     $36,524,124   $49,660,179
                                                      ===========   ===========

See accompanying notes.

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2008

Investment income (loss):
Interest and dividends                                              $ 1,482,720
Net realized/unrealized depreciation in investment fair value       (16,791,300)
                                                                    ------------
Total investment loss                                               (15,308,580)

Contributions:
Employee                                                              2,244,903
Employer                                                              1,847,482
Rollover                                                                 58,353
                                                                    ------------
Total contributions                                                   4,150,738
                                                                    ------------
                                                                    (11,157,842)

Deductions from net assets available attributable to:
Benefit payments                                                      1,970,721
Administrative expenses                                                   7,492
                                                                    ------------
                                                                      1,978,213
                                                                    ------------

Decrease in net assets available for benefits                       (13,136,055)
Net assets available for benefits, beginning of year                 49,660,179
                                                                    ------------
Net assets available for benefits, end of year                      $36,524,124
                                                                    ============

See accompanying notes.

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                          Notes to Financial Statements

                           December 31, 2008 and 2007

1. Description of Plan

Effective March 1, 2007, the Company merged the L. B. Foster Company Retirement Savings Plan into the L. B. Foster Company Voluntary Investment Plan. The consolidated plan became the L. B. Foster Company 401(k) and Profit Sharing Plan. The following brief description of the L. B. Foster Company 401(k) and Profit Sharing Plan (the Plan) is provided for general information purposes. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan extended to all eligible employees of L.
B. Foster Company (the Company) who have attained age 18. The L. B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant who elects to make pretax contributions of at least the maximum amount subject to Company matching can also elect to make additional voluntary contributions on an after-tax basis. Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code limitations. There is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant's discretion.

The Plan includes a provision for an immediate Company match. Participants receive a Company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. To be eligible for the Company matching contributions, participants must make pretax deferral contributions or Roth 401(k) after tax deferral contributions. The Plan will match on the combined total of these contributions up to the matching limit.

The Company, upon resolution of the Board of Directors, may make a discretionary profit sharing contribution of an amount out of, but not in excess of, the Company's current or accumulated profits. Participants must have attained one year of service as of the last day of the Plan year in order to be eligible for the discretionary profit sharing contribution, if any, for that year. Discretionary profit sharing contributions are directed into eligible participant accounts based on the participants' investment elections at the time the contribution is made. Discretionary profit sharing contributions of $1,000,000 were approved for 2008 and 2007. Forfeitures of discretionary contributions are reallocated to the Plan's remaining, eligible participants. The Company's matching contributions may be reduced by any forfeitures that accumulate from terminations of participants with nonvested employer matching contributions. During the year ended December 31, 2008, the Company utilized forfeitures approximating $185,600 to offset Company contributions. At December 31, 2008 and 2007, forfeitures approximating $25,260 and $34,900, respectively, were available to reduce future company contributions.

Vesting

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company's contributions after two years of eligible service. Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

Withdrawals

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed, and discretionary contributions, and related earnings. The Plan also allows for age 59 1/2 in-service withdrawals of all or any portion of the participant's vested account balance.

Participants' Accounts

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of Company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan equal to the lesser of 50% of their vested account balance or $50,000. The loan proceeds are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries a reasonable interest rate as determined by the Plan Sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The contract value of participation units owned in the collective trust fund is based on quoted redemption values, as determined by the Trustee, on the last business day of the plan year. The fair value of participation units owned by the collective trust fund is determined based on the present value of the underlying contracts' cash flows, discounted at current market rates for investments of similar quality and duration. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and expands disclosures about fair value measurements. On January 1, 2008, the Plan adopted SFAS 157. Adoption did not impact the net assets available for benefits but resulted in additional disclosures (Note 7).

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

3. Investments

The fair value of investments representing 5% or more of the Plan's assets at December 31, 2008 and 2007 is as follows:

                                                  2008              2007
                                             ------------      ------------
Fidelity Investments:
   International Discovery Fund              $  2,368,277      $  4,295,036
   Retirement Government Money Market Fund      5,248,912         3,464,479
   Spartan US Equity Index Fund                 2,087,370         3,365,131
Mutual Shares Class A                           2,178,339         3,859,108
Davis NY Venture Fund                           2,363,059         4,302,694
PIMCO Total Return Fund                         2,315,093         1,672,612
L. B. Foster Company Stock Fund                 5,138,570         8,175,923

For the year ended December 31, 2008, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                               Net Realized/
                                                                Unrealized
                                              Fair Market      Appreciation
                                                 Value        (Depreciation)
                                             ------------     -------------

Fidelity Investments:
   Equity Income Fund                        $  1,258,459     $   (986,502)
   Government Income Fund                       1,675,465           79,792
   Balanced Fund                                  851,527         (437,181)
   Low Price Stock Fund                           981,493         (792,567)
   Small Cap Stock Fund                           625,568         (479,843)
   Value Fund                                      74,118          (60,961)
   International Discovery Fund                 2,368,277       (2,018,201)
   Cap Appreciation Fund                          157,374         (106,313)
   Spartan Extended Market Index Fund             279,472          (83,207)
   Spartan International Index Fund               322,321         (255,844)
   Spartan US Equity Index Fund                 2,087,370       (1,278,616)
   Freedom Income Fund                            102,869          (34,040)
   Freedom 2000                                     2,669             (684)
   Freedom 2010                                   931,713         (342,737)
   Freedom 2020                                 1,500,131         (820,532)
   Freedom 2030                                 1,220,041         (739,243)
   Freedom 2040                                   388,424         (264,314)
   Freedom 2005                                    44,204          (17,195)
   Freedom 2015                                   334,170         (140,786)
   Freedom 2025                                   409,514         (240,160)
   Freedom 2035                                    20,161          (14,088)
   Freedom 2045                                   123,229          (74,749)
   Freedom 2050                                    91,975          (64,766)
   Retirement Government Money Market Fund      5,248,912                -
Mutual Shares                                   2,178,339       (1,507,686)
Davis NY Venture Fund                           2,363,059       (1,666,809)
Columbia Acorn Select Z Fund                      711,219         (749,070)
PIMCO Total Return Fund                         2,315,093         (123,006)
Allianz NFJ Small Cap Value Fund                  894,165         (442,367)
L. B. Foster Company Stock Fund                 5,138,570       (3,129,625)
                                             ------------     -------------
                                             $ 34,699,901     $(16,791,300)
                                             ============     =============

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 30, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Transactions With Parties in Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of SFAS 157 for its financial assets carried in the financial statements at fair value on a recurring basis. SFAS 157 defines fair value as the exchange price that would be received for an asset in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

     Level 1 - Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

     Level 2 - Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

     Level 3 - Unobservable inputs that reflect an entity's own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

Investments included in the statements of net assets available for benefits in mutual funds totaling $29,561,331 and in the Company's common stock of $5,138,570 are stated at fair value as of December 31, 2008. These investments are based upon daily unadjusted quoted prices and, therefore, are considered Level 1.

Participant loans are valued at amortized cost, which approximates fair value, and are considered Level 3, and a summary of changes in the fair value for the year ended December 31, 2008 follows:

       Balance, beginning of year                               $   685,149
          Issuances                                                 400,716
          Repayments and distributions                             (261,642)
                                                                ------------
       Balance, end of year                                     $   824,223
                                                                ============

                           Other Financial Information

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                            EIN #25-1324733 Plan #201

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2008

Identity of Issue, Borrower,                                                          Shares        Fair Market
 Lessor, or Similar Party                   Description of Investment                  Held            Value
---------------------------------------------------------------------------------------------------------------

Fidelity Investments*:
  Equity Income Fund                        Equities                                   40,766     $  1,258,459
  Government Income Fund                    Government obligations                    153,010        1,675,465
  Balanced Fund                             Equities                                   64,903          851,527
  Low Price Stock Fund                      Equities                                   42,452          981,493
  Small Cap Stock Fund                      Equities                                   63,834          625,568
  Value Fund                                Equities                                    1,859           74,118
  International Discovery Fund              Equities                                  100,223        2,368,277
  Cap Appreciation Fund                     Equities                                   10,005          157,374
  Spartan Extended Market Index Fund        Index funds                                12,393          279,472
  Spartan International Index Fund          Index funds                                12,054          322,321
  Spartan US Equity Index                   Equity funds, index funds                  65,435        2,087,370
  Freedom Income Fund                       Equity funds, fixed income funds           10,760          102,869
  Freedom 2000                              Equity funds, fixed income funds              266            2,669
  Freedom 2010                              Equity funds, fixed income funds           89,934          931,713
  Freedom 2020                              Equity funds, fixed income funds          149,267        1,500,131
  Freedom 2030                              Equity funds, fixed income funds          125,004        1,220,041
  Freedom 2040                              Equity funds, fixed income funds           69,485          388,424
  Freedom 2005                              Equity funds, fixed income funds            5,269           44,204
  Freedom 2015                              Equity funds, fixed income funds           39,039          334,170
  Freedom 2025                              Equity funds, fixed income funds           49,759          409,514
  Freedom 2035                              Equity funds, fixed income funds            2,511           20,161
  Freedom 2045                              Equity funds, fixed income funds           18,728          123,229
  Freedom 2050                              Equity funds, fixed income funds           14,238           91,975
  Retirement Government Money Market Fund   Government obligations, money
                                              market securities                     5,248,912        5,248,912
Mutal Shares Class A                        Equities                                  143,123        2,178,339
Davis NY Venture Fund                       Equities                                  100,045        2,363,059
Columbia Acorn Select Z Fund                Equities                                   50,549          711,219
PIMCO Total Return Fund                     Fixed income securities                   228,313        2,315,093
Allianz NFJ Small Cap Value Fund            Equities                                   46,938          894,165
                                                                                                  ------------
Total mutual funds                                                                                  29,561,331

L. B. Foster Company Stock Fund             Common stock                              164,223        5,138,570
                                                                                                  ------------
                                                                                                     5,138,570

Outstanding participant loans*              Participant loans, interest rates
                                              ranging from 4.5% to 10.5%,
                                              various maturities ranging
                                              from 2 to 30 years                                       824,223
                                                                                                  ------------
                                                                                                  $ 35,524,124
                                                                                                  ============
*Party in interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   L. B. Foster Company 401(k)
                                                   And Profit Sharing Plan
                                                   ---------------------------
                                                   (Name of Plan)


Date: June 26, 2009                                By:  /s/ David L. Voltz
      -------------                                ---------------------------
                                                   David L. Voltz
                                                   Vice President,
                                                   General Counsel and
                                                   Secretary

                                  EXHIBIT INDEX

Exhibit 23.1      Consent of Independent Registered Public Accounting Firm

                                                            Exhibit 23.1



            Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-65885) pertaining to the L. B. Foster Company 401(k) and Profit Sharing Plan of our report dated June 25, 2009, with respect to the financial statements and schedule of the L. B. Foster Company 401(k) and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

                                                   /s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 25, 2009